Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Dated December 14, 2017
Registration No. 333-221615
December 14, 2017

$30,000,000

5.50% Senior Unsecured Notes due 2022

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated December 13, 2017 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Kingstone Companies, Inc. (“Kingstone”)

Type of Security:	Senior Unsecured Notes (the “Notes”)

Principal Amount Offered:	$30,000,000

Ratings:
Kroll Bond Rating Agency: BBB- / AM Best: bbb- A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	December 14, 2017

Settlement Date (T+3):	December 19, 2017

Maturity Date:	December 30, 2022

Interest Rate:	5.50%

Issue Price:	99.456%

Yield to Investors:	5.625%

Interest Payment Dates:	June 30 and December 30 of each year, beginning on June 30, 2018

Day Count Convention:	30/360

Denominations:	$1,000 denominations and $1,000 integral multiples

Use of Proceeds:
Kingstone intends to use the net proceeds from the offering primarily to support organic growth, including contributions to Kingstone Insurance Company. Remaining funds will be utilized for general corporate purposes.

Optional Redemption:
Kingstone may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

Events of Default; remedies:	The Notes will contain events of default, the occurrence of which may result in the acceleration of Kingstone’s obligations under the notes in certain circumstances.

Certain Covenants:
The Notes will be issued under an indenture and supplemental indenture (collectively, the “Indenture”) to be dated as of the issuance date between Kingstone and the Trustee. The Indenture contains covenants that, among other things, limit: (i) the ability of Kingstone to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Kingstone to sell or otherwise dispose of the equity securities of certain of its subsidiaries; (iii) the ability of certain of Kingstone’s subsidiaries to issue equity securities; (iv) the ability of Kingstone to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets; and (v) the ability of Kingstone and its subsidiaries to incur debt secured by equity securities of certain of its subsidiaries.

Further Issuances:
Kingstone may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date and offering price, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series.

Trustee:	Wilmington Trust, National Association

CUSIP/ISIN:	496719 AA3/ US496719AA34

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-221615) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill at (866) 805-4128.

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